VR 3/6/03

**AK 3/5/2003

03011289

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50991

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LIFE SCIENCE GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE LAFAYETTE PLACE
(No. and Street)

GREENWICH (City) CONNECTICUT (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES FIORE (203) 422-6500
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMAN, ROSSIN & CO.
(Name - *if individual, state last, first, middle name*)

2699 SOUTH BAYSHORE DRIVE (Address) MIAMI (City) FLORIDA (State) 33133 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL RECEIVED PROCESSING
FEB 28 2003
WASH. D.C. 165 SECTION

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/13

OATH OR AFFIRMATION

I, JAMES FIORE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LIFE SCIENCE GROUP, INC., as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Signature

PRESIDENT

Title

GRANT R DAVIDSON
NOTARY PUBLIC
MY COMMISSION EXPIRES JUNE 30, 2004

Notary Public

Subscribed and Sworn to before me, a Notary Public, in and for County of [illegible] and State of Connecticut, this 27 day of [illegible] 2003

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included: accordingly it is requested that this report be given confidential treatment.

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Life Science Group, Inc.
Greenwich, Connecticut

We have audited the accompanying statement of financial condition of Life Science Group, Inc. as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Life Science Group, Inc. as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Kaufman, Rossin & Co.

Miami, Florida
February 6, 2003

LIFE SCIENCE GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

CASH AND CASH EQUIVALENTS	$	252,997
RECEIVABLE FROM BROKER (NOTE 6)		34,935
SECURITIES OWNED, AT MARKET (NOTE 6)		11,791
INVESTMENTS (NOTE 2)		8,247
PROPERTY AND EQUIPMENT (NOTE 3)		4,673
OTHER ASSETS		16,950
	$	329,593

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable and accrued liabilities	$	18,841
LEASE COMMITMENT (NOTE 4)		
STOCKHOLDERS' EQUITY		310,752
	$	329,593

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Life Science Group, Inc., (the Company) is a broker-dealer acting in an agency capacity, buying and selling securities for its customers and charging a commission, and specializes in investment banking and advisory services.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

Cash and cash equivalents include liquid debt instruments with a purchased maturity of three months or less.

Securities Transactions

Securities transactions and related commissions are reported on a trade date basis. Securities owned are valued at the last quoted sales price available at the time the Company's securities are valued.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense currently.

Depreciation

Depreciation of property and equipment is computed using the straight-line method based upon an estimated useful life of 5 years.

Income Taxes

The Company has elected, with the stockholders' consent, to be taxed under the S Corporation provisions of the Internal Revenue Code. Accordingly, the taxable income or loss of the Company is reflected by the stockholders on their personal income tax returns.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

NOTE 2. INVESTMENTS

The Company is one of the two general partners in both Life Science Group Partners, L.P. (LSGP) and Life Science Group Management, LLC (LSGM). LSGP is a private investment partnership that invests primarily in publicly traded equities and LSGM is the investment manager to LSGP. The Company accounts for its investments in these entities using the equity method. Under that method, the Company recognizes its share of earnings and losses in these entities as they accrue rather than when they are realized. Distributions are applied against the investment account.

The Company's combined capital balances at December 31, 2002 was $8,247.

NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Furniture and fixtures	$	5,367
Office equipment		9,631
		14,998
Less accumulated depreciation	(	10,325)
	$	4,673

NOTE 4. LEASE COMMITMENT

The Company is obligated under a non-cancelable operating lease for its office facility in Connecticut expiring in 2003. Additionally, the Company has sub-let 50% of its facility under a sub-lease agreement, for the term of the original lease, covering half of the total required rental commitment. The approximate minimum annual lease commitment on the lease for years subsequent to December 31, 2002, net of the expected sub-lease income, is $48,000 in 2003.

NOTE 5. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $50,000 or one-fifteenth of "Aggregate Indebtedness", as defined. At December 31, 2002, the Company's "Net Capital" was $279,113 which exceeded requirements by $229,113, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.07 to 1.

NOTE 6. RISK CONCENTRATIONS

Clearing and Depository Concentrations

The clearing and depository operations for the Company's securities transactions are provided by a brokerage firm whose principal office is in Denver, Colorado. At December 31, 2002, the receivable from broker and the securities owned (consisting of United States exchange listed equities) are due from and held by this brokerage firm.

Deposits with Financial Institutions

The Company may during the course of operations, maintain cash deposits in excess of federally insured limits.